Heineken NV

03 JAN 21 AM 7:21

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

03003302

SUPPL

date
06 January 2003
our reference
02-028
your reference

dealt with by

page
1 of 1

subject
Exemptionfile 82-4953

Dear Sir, Madam,

Attached please find a publication of Heineken NV dated October 18 and December 18, 2002. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

dlw 1/27

Exemption file: 82-4953

Amsterdam, 5 December 2002

Euronext Amsterdam introduces Heineken Holding options

On the January 27, 2003, Euronext N.V. will introduce options on Heineken Holding shares. The Heineken Holding options will be listed on the index in addition to the existing options on Heineken N.V. shares. Euronext is introducing the options on Heineken Holding shares to offer shareholders greater choice and additional options for anticipating stock price developments of Heineken and Heineken Holding shares.

The Management Board of Heineken Holding welcomes the decision of Euronext to trade the options on Heineken Holding shares. This introduction is part of the policy of the Heineken Holding Management Board to stimulate the liquidity of the Heineken Holding shares, where possible.

With an average daily volume of 1.8 million shares (2001), Heineken N.V. is the most actively traded stock on the Euronext Amsterdam and is a component of the AEX index. With an average daily volume of over 100,000 shares, Heineken Holding N.V. is the most actively traded stock in the category 'other funds' on the Euronext Amsterdam.

The symbol for the new options class will be HEH. The market maker who will handle the transactions will be Paerel Trading Partners B.V. This concerns options in American style (execution possible through complete exchange period), with possible periods of 3, 6 and 9 months and notification in the cycle January, April, July, October ('jajo'-cycle).

Heineken Holding N.V. owns 50.005% of Heineken N.V.

Press information
Smink, van der Ploeg & Jongsma
Kees Jongsma
Phone: +31 20 647 81 81

Investors and Analyst information
Jan van de Merbel

Phone: +31 20 52 39 590

For more information on Heineken Holding and Heineken N.V., please visit:
www.heinekencorp.com

Exemption file: 82-4953

Amsterdam, 18 October 2002

Heineken acquires majority stake in Dinal Brewery, Kazakhstan

Today Heineken has reached an agreement with its co-shareholders to increase its stake in Kazakhstan based Dinal LLP from 28% to 51%. Heineken will finance the transaction from its available cash resources. The acquisition represents a further strengthening of Heineken's position in fast growing beer markets.

Dinal has a market share of 8% with the local brand Tian Shan and the international brand Amstel. The sales capacity of the brewery is 300,000 hectolitres and the estimated sales volume for 2002 is 180,000 hectolitres. In 2001 the net turnover amounted to EUR 8 million. The brewery employs 150 people. Heineken acquired its initial 28% stake in 1999, the year in which the Dinal brewery commenced production.

The beer market of Kazakhstan has a total volume of about 2.4 million hectolitres in 2002 and is growing by double digits annually.

Press enquiries
Manel Vrijenhoek
Telephone: +31 20 52 39 355

Investor and analyst enquiries
Jan van de Merbel
Telephone: +31 20 52 39 590

For more information on Heineken N.V., please visit: www.heinekencorp.com